UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

Burger King Holdings, Inc.
(Name of Subject Company)

Burger King Holdings, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

121208201
(CUSIP Number of Class of Securities)

Anne Chwat, Esq.
General Counsel
Burger King Holdings, Inc.
5505 Blue Lagoon Drive
Miami, Florida 33126
(305) 378-3000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kara L. MacCullough, Esq.	Eileen T. Nugent, Esq.
Laurie L. Green, Esq.	Richard J. Grossman, Esq.
Holland & Knight LLP	Thomas W. Greenberg, Esq.
701 Brickell Avenue, Suite 3000	Skadden, Arps, Slate,
Miami, FL 33131	Meagher & Flom LLP
(305) 374-8500	4 Times Square
New York, New York 10036
(212) 735-3000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Burger King Holdings, Inc., a Delaware corporation (the “Company”), on September 16, 2010, and amended on September 29, 2010 and October 4, 2010. The Statement relates to the offer by Blue Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Acquisition Holding Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $24.00 per share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 16, 2010, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and certain of its affiliates, including Purchaser, with the SEC on September 16, 2010.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 9.  EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

“(a)(18)  Frequently Asked Questions to Employees of Burger King Holdings, Inc. dated October 5, 2010.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BURGER KING HOLDINGS, INC.

By:	/s/ John W. Chidsey
Name:     John W. Chidsey

Title:	Chairman and Chief Executive Officer

Dated: October 5, 2010